
INVEST IN
WEBWOWZER!
THE SIMPLE DIY WEBSITE BUILDER
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INVEST IN **WEBWOWZER, INC.**

# Invest in the next ground floor opportunity and this simple subscription based DIY website builder!

webwowzer.com Gainesville Virginia Technology Ecommerce Subscription

## Featured Investors

NIGHT BREED

Dream "Voice Of Night Breed" Dunn

Syndicate Lead

Invested in WebWowZer, Inc.

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I believe that what this company is bringing to the market will bring forth a new and cost efficient platform for digital creators around the world. I believe that James is an innovator with the drive and ambition to take this company above and beyond to reach heights that exceeds anything like it. I believe that he return on my investment is promising and I am honored to be part of this venture. This is a fast growing industry, and I believe that webwowzer is coming at the perfect

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**Invested $4,200 this round & $25,800 previously**

# Highlights

1. Agreements with fulfillment and distribution business partners to tap into the $82.9Bil print market

2. Positioned to disrupt the web builder software industry — valued at $2.1B, CAGR of 7.1% (2022-2030)

3. Simple DIY website builder offering personal and business web solutions for as little as $5 a month

4. Multiple recurring revenue subscription plans, widgets/apps, e-commerce solutions and 28 languages

5. Seasoned team of entrepreneurs, technologists and business executives that has managed $265M exit

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# Our Team



### James Dempsey President & CEO

Computer Company Operations management, turned Business Executive turned Startup Founder. Acquiring struggling companies and expanded into multiple cities while offering his business consulting services to existing Fortune 500 companies with 35 years exp.



### Fred Tylutki CFO, Secretary/Treasurer

Over 40 years of financial experience. Previously CFO at PrimeCare, grew to 15 centers in New York and to 12 centers through its Florida sister company. Managed the company's sale to Evercore Partners for a valuation of $ 265,000,000.



### Rajeeb Hussain Lead Developer

Full Stack Developer. Extensive knowledge in Java, JavaScript, HTML/CSS, PHP, C#, XML, jQuery, and Python. Skilled with databases (e.g. MySQL, MongoDB), web servers (e.g. Apache), and UI/UX design.

# Every investor loves this ground floor opportunity. Don't wait until it too late!



Empower
Small Businesses
with WEBWOWZER!
Invest in a company that's
leveling the playing field for entrepreneurs.

WebWowZer, Inc will be part of a Billion dollar industry and is building the subscription based platform, WebWowZer.com. With auto recurring billing and to provide a simple way to build a premium website with a world wide reach. Automation is just one way we will help control

expenses as we unlock the Growth Potential of Small Businesses and Individuals seeking to brand themselves with an online presence. Providing ecommerce services with supply and fulfillment resources for our business minded entrepreneurs are essential. The online presence industry continues to experience staggering growth, with experts estimating a 20% annual increase. The demand for websites is growing, driven by factors such as businesses going digital, the emergence of new entrepreneurs, and the millions of teenagers turning 18 every year. Furthermore, there are countless existing website owners who are unsatisfied with their online presence, creating a vast and untapped market. WebWowZer.com is uniquely positioned to serve this growing demand.

It's a fact that poorly designed websites, or worse, no websites at all, can severely impact a business's ability to acquire customers. Shockingly, 88% of online consumers are less likely to return to a website after a bad experience. Even with all the technological advances in the last decade, about one in four businesses still don't have a website.


PROBLEM
Building a website can be daunting and time-consuming, especially for those without technical expertise.
REQUIRED HIGH SKILLS
Need design or coding skills to build a professional-looking website
TIME-CONSUMING
People could spend months before they launch the website and get sales
COSTLY AND COMPLICATED
Need to hire specialists like designer and developer to build professional website

Revolutionize Your Website-Building Process with WebWowZer's Simple and Intuitive Drag-and-Drop Functionality, free premium

website templates, AI technology, widgets and useful apps.

WebWowZer's will change the game for businesses worldwide and Individuals wishing to make an online presence. Our simple drag-and-drop functionality will save users time and money, and offer a level of customization that is unmatched by traditional website builders. And with pricing as low as $5 a month, our platform is accessible to startups and small businesses who previously couldn't afford professional web design services.

Our platform is not just user-friendly, but also globally accessible, with over 28 languages to choose from and Google Translate for multilingual responsive sites. This feature positions WebWowZer as an ideal solution for businesses with international customers, allowing us to capture global markets.


EASY TO USE: DRAG-N-DROP
User-friendly and intuitive, even a grandma can create a professional-looking site
CUSTOMIZABLE AND FLEXIBLE
Wide range of customizable templates, designs, and features to make your brand shine
TIMESAVING AND AFFORDABLE
Created websites quickly and easily without requiring extensive planning or development
SOLUTION
An easy-to-use website creator with simple drag-and-drop technology that allows individuals or businesses to create a hassle-free website within 5-10 minutes

## The Ultimate Website Builder with Advanced Features for Your Business

WebWowZer offers a powerful platform that allows you to create a stunning and functional website in minutes. With its range of design features, including free templates, font selection, widgets, Apps, custom

web address search and purchase, and ecommerce solutions. WebWowZer empowers businesses to showcase their brand with a professional and polished online presence.

**Free Templates:** Choose from hundreds of professionally designed templates that can be filtered by category, previewed on different devices, and easily customized by adding images, text, and widgets.



Build a Landing Page that Converts
Generate strong leads
Business bragging
ColorFull
Bring Color & Beauty to Your Life
Our Services
ADD YOUR BUSINESS SLOGAN HERE
Poke Bowls
TO EVERY BOWL

**Hosting:** WebWowZer's secure cloud-based hosting includes a global Content Delivery Network (CDN) for faster load times and intrusion detection systems and malware protection.

**E-commerce:** Take advantage of over 30 payment options, customizable shipping rates, low stock notifications, digital downloads, coupon codes, product categories, and automatic tax calculations.

**SEO:** WebWowZer's SEO-ready websites include sitemaps, Google PageSpeed Optimization, free 1-click SSL, local business schema, and meta titles, keywords, and descriptions.



WEBWOWZER:
1. DOMAIN AND HOSTING
We provide shared hosting and free


NEXT-GEN WEBSITE BUILDER
It's All About You!
Build An Impressive Website In Minutes!
With Multiple Languages, You Can Show Yourself To The World.
With our Premium Plan, you can offer ECommerce with Complete & Easy-to-Manage Online Stores
It's as Easy as 1234
01
02
03
04
custom domains
2. SEO AND MOBILE READY
Built-in SEO and mobile optimized to get high ranks on Google and Bing
3. BRANDING AND PRINTING
Live chat, video conferencing, email marketing and branding features
4. ECOMMERCE AND WIDGETS
Your website will be ready to accept payments and subscriptions

**Marketing:** Use WebWowZer's resources to market your website with features such as gift cards, coupons, automated emails, remarketing with Google Analytics, abandoned carts, and volume discounts.

**Personalization:** Customize your website with a variety of design options, create your own widgets, and add interactive elements like pop-ups, information bars, or special offers with ease.


WEBWOWZER!
Home
Preview
Publish
DESIGN
PAGES
WIDGETS
CONTENT
PERSONALIZE
ECOMMERCE
BLOG
MY APPS
SETTINGS
WEBSITE PERSONALIZATION
+ New Rule
Choose a rule
Select a personalization rule below to get started, each one is fully customizable.
Build your own
Create a totally custom rule to best meet the unique needs of your business.
Build rule
Covid-19
Add messages relating to Covid-19 to your sites. Stay healthy.
Preview rule
Select rule
Popup
Engage your visitors with easy-to-use popups. Say welcome with customized msg., increase sales with targeted promotions and more.
Preview rule
Select rule
Blank Row
Create a new inSite row, with your own design and elements.
Preview rule
Select rule
Special Promotion
Visitors Nearby

## The Growing Market for Website Builders: Why WebWowZer is Poised for Success


MARKET SIZE
Market size is projected grow up to $3.5 billion within the next decade.
$2.7 billion by 2026
8.8% CAGR
$1.6 billion in 2020

The website builders market is booming, with global estimates reaching $1.6 billion in 2020 and projected to grow to $2.7 billion by 2026, representing an 8.8% CAGR. In the United States, the website builders market is currently valued at $560 million, accounting for 29.4% of the global market share. The industry is expected to see tremendous growth, up to $3.5 billion within the next decade.


The US website builders market is currently valued at $560 million, accounting for 29.4% of the global market share.
WIX IS VALUED AT $4.6 BILLION
Wix is valued at $4.6 billion and raised a total of $58.5M in funding over 6 rounds. Their latest funding was raised on Sep 6, 2022 from a Post-IPO Equity round.

This growth is driven by the increasing importance of having an online presence for businesses and individuals. As e-commerce continues to rise, having a professional website is vital to reaching a wider audience and establishing a strong brand. Moreover, with the expanding number of people and businesses using the internet, the demand for website-building tools and services will only continue to increase.

WebWowZer is well-positioned to take advantage of this market. Our solution! Tailor to a wide range of potential customers, from small businesses to freelancers and individuals, making it the perfect choice for anyone seeking to create a professional online presence. Join us in this rapidly expanding market and see why WebWowZer is the website builder of choice for so many.

### Unique Advantages That Differentiate Us From Other Website Builders.

Our partnerships with product fulfillment services enable our subscribers to tap into the massive print services market and offer simple solutions with merchant checkout services.

Providing branding services and products that can boost our subscribers' marketing process to make it easy for them to create a cohesive brand identity.



COMPETITIVE ADVANTAGE
User-friendly features, functionalities, branding, and printing services sets us apart from competitors. Additionally, we offer excellent customer support.
USER-FRIENDLY INTERFACE
A user-friendly interface and multiple design, functional, and printing options
BRAND AND BUSINESS KIT
Boost your marketing with custom business cards, flyers, stationery, envelopes, and even self-inking stamps
OFFICE SUPPLIES AND BUSINESS FORMS
Convenient office supplies and business forms services

Our excellent customer support team is available on our chat service to help users with any questions or issues they may have. We also offer online tutorials and a comprehensive knowledge base to help users get the most out of our platform.

We're dedicated to providing innovative solutions that meet the needs of our users. We plan to offer video conferencing services for one-on-one conferencing, which no other website builder is currently providing.


WIX
$360/year
600 hours/year
SHOPIFY
$3600/year
1200 hours/year
WEBFLOW
$600/year
900 hours/year
WORDPRESS
$360/year
1800 hours/year
SQUARESPACE
$380/year
800 hours/year
GODADDY
$300/year
800 hours/year

Our platform is designed to save our users both time and money. On average, users spend around 300 hours per year and only $60 per year for basic usage, compared to 600-1800 hours and $600 on other platforms.

By choosing WebWowZer, you are not just investing in a top-quality platform, but also in a better future for everyone.


Wordpress
Shopify
GoDaddy
Webflow
Hours of work
Wix
Squarespace
WebWowZer
Total Costs

### Our Subscription-based Business Model

Our business model is based on providing a high-quality, user-friendly subscription based DIY website building platform that meets the needs of a diverse customer base, including small businesses, freelancers, and individuals. By offering a range of website-building plans, ecommerce plans and additional services, we are able to cater to the different needs and budgets of our users.


PLANS
BASIC PLAN
$12/month
STANDARD PLAN
$19/month
PREMIUM PLAN
$32/month
OUR PLANS
Our plans scale with businesses, so we can maintain a high level of customer retention.

WebWowZer generates revenue through subscriptions from our

premium website-building plans and services. We offer a range of subscription plans that include advanced design options, e-commerce capabilities, professional branding, and custom domain names, marketing, social website connectivity and branded/unbranded business supplies. Our subscription plans are priced according to the features offered in each plan, and are offered on a monthly or annual subscription basis with automatic recurring billing.

In addition to our subscription plans, WebWowZer also offers a variety of services such as domain registration, e-commerce solutions and widgets and apps to our users. Some of these services are offered for free and others at an additional cost and provide users with additional options to optimize and grow their online presence.

### Go-To-Market Plan: Online Presence, Affiliates, and National Advertising Campaign

WebWowZer has a strong online presence through our website and social media channels, where we showcase our platform and engage with our users and potential customers. We also partner with affiliates, including website designers, developers, and other professionals who recommend our platform to their clients and earn a commission for each referral.

To attract new users, we offer promotions and discounts, which are advertised on our website and social media channels. We've hired a professional ad agency to produce our first television commercial, which will be featured on Hulu, Peacock, and YouTube, along with radio and print ads in major cities. We plan to launch in the US soon, with international expansion within 2 years.

### Invest in the Future of Website Building

With your investment, we will continue to grow, innovate, and serve a rapidly expanding market. WebWowZer, Inc. is on a mission to become the go-to platform for website creation and e-commerce, and we invite

you to join us on this exciting journey.

At WebWowZer, we believe in constantly improving and innovating our platform to provide the best possible user experience. By investing in our crowdfunding campaign, you can help us take our platform to the next level.



USE OF FUNDS
The funds raised through this equity crowdfunding campaign will be used to further develop and improve our platform, as well as to expand our marketing and customer acquisition efforts.
R&D 10%
Operations 20%
Marketing 40%
Development 30%

We also plan to invest in targeted marketing campaigns that will reach potential customers through online advertising, subscription TV platforms, radio and print. By increasing our user base, we can further support our customer and small company acquisition efforts and continue to grow our business.

### Experience, Expertise, and Success: Meet the Founding Team

James Dempsey, Founder and CEO, has 40+ years of experience as a business owner and consultant. He turned around a struggling manufacturing company, expanded it to several cities within 5 years, and created custom procedures used nationwide to increase net profits by up to 20%. James is an expert fixer in the sign manufacturing industry and a speaker for the International Sign Association. He will implement organizational structure that supports multiple operating

sites and provides solutions to meet strategic requirements with dedicated resources. James believes in continued training for management personnel to promote efficient operations and accommodate interruptions.



THE TEAM
James A. Dempsey
CEO/Managing Director
Fred Tylutki
CFO/Secretary, Treasurer

Fred Tylutki, our CFO, is a seasoned Chief Financial Officer with over 40 years of accounting and finance experience working for the likes of Gulf and Western (G&W), PrimeCare, and Zwanger Pesiri. During his tenure as CFO at PrimeCare, the company grew to 15 centers in New York and 12 additional centers via its sister company in Florida. Fred managed the sale of the company to Evercore Partners in 2005 for a valuation of $ 265,000,000.

Invest in WebWowZer and Ride the Rapidly Growing Website-Builder Industry to Success

Investing in WebWowZer offers a unique opportunity to buy into the rapidly growing website-building industry with high retention rates. With WebWowZer's ability to support multiple languages, the company can expand into new markets and countries, giving investors access to potential global growth.

**To invest in our company, simply follow these easy steps:**

- Create an account: If you don't already have a WeFunder account, create one by providing your email and creating a password.
- Choose your investment amount: Decide how much you want to invest, with a minimum investment of just $100, and enter it in the box next to Invest.
- Complete the investment process: Click Invest and follow the prompts on WeFunder to complete your investment.


REGISTER ACCOUNT
Register your Account on Wefunder
TYPE AMOUNT AND CLICK "INVEST"
Type the amount of investment in the top right field and click 'Invest'
COMPLETE INVESTMENT
Choose the payment method, accept Wefunder terms and complete the investment
INVEST NOW
Invest in WebWowZer today and join us as we continue to grow and revolutionize the website-building industry.